

02047048



PE
7/3/02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED

JUL 2 3 2002

For the month of
July 2002

THOMSON P
FINANCIAL

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F

Form 20-F   X   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this
form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b)
under the Securities Exchange Act of 1934

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3 – 2(b) 82 - _____

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 1 July 2002   By: _____

Title: Deputy Group Secretary

28 June 2002

PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares

Holding in Prudential plc.

1. Name of shareholder having a major interest:

    The Capital Group Companies, Inc.

2. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Non beneficial interest. The Capital Group Companies, Inc holds all shares attributed to it solely in its capacity as discretionary investment management to several investment management companies.

3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    On behalf of its affilliates, including Capital International S.A., Capital International Limited, and Capital Guardian Trust Company

4. Number of shares/amount of stock acquired:

    See additional information

5. Percentage of issued class:

    Se additional information

6. Number of shares/amount of stock disposed:

    N/A

7. Percentage of issued class:

    ⋅ N/A

8. Class of security:

    Shares of 5p each

9. Date of transaction:

    Not known

10. Date company informed:

28 June 2002

11. Total holding following this notification:

80,105,462

12. Total percentage holding of issued class following this notification:

4.00%

Additional Information:

The Capital Group Companies, Inc. notified us on 28 June 2002 of a non beneficial interest of 4.00% in the share capital of Prudential plc.

-ENDS-

Contact name for Enquiries

Jennie Webb

0207 548 6027

Company official responsible for making notification

John Price, Deputy Group Secretary

020 7548 3805